

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2019

Richard Wei
Chief Financial Officer
ECMOHO Ltd
3F, 1000 Tianyaoqiao Road
Xuhui District
Shanghai, 200030
The Peoples Republic of China

> **Re: ECMOHO Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed November 1, 2019**
> **File No. 333-233951**

Dear Mr. Wei:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 3, 2019 letter.

Amendment No. 1 to Registration Statement on Form F-1

Capitalization, page 60

1. Please revise your narrative description of capitalization on a pro forma basis to also include the number of Series A preferred shares converted into Class A ordinary shares on a pro forma basis. In that regard, you disclose that the Series A preferred share converts, on average, into 1.03 Class A ordinary shares or 8,177,082 Class A ordinary shares which differs from the pro forma effect of weighted average number of Series A preferred shares converted to Class A ordinary shares presented in the table on page F-94. Please advise or revise.

2.   Please revise to remove the cash and cash equivalents and current liabilities line items from your Capitalization table. Refer to Item 3.B of Form 20-F.

Dilution, page 62

3.   Your calculation of historical net tangible book value totaling US$39,826,544 and US$0.44 net tangible book value per ordinary share as of June 30, 2019 appears to include mezzanine equity in the amount of US$69,151,000 while excluding the related shares. If you choose to present dilution beginning with pro forma net tangible book value of US$39,826,544, please revise your description accordingly and calculation to include the converted shares.

4.   Please disclose the increase in net tangible book value per share attributable to new investors.

5.   Please tell us how you determined the total consideration paid by existing shareholders.

        You may contact Yolanda Guobadia, at 202-551-3562 or Donna Di Silvio, at 202-551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, at 202-551-3792 or Mara Ransom, at 202-551-3264 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services